

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 20, 2010

Mr. Randy C. Martin
Executive Vice President and Chief Financial Officer
Spartech Corporation
120 S. Central Avenue, Suite 1700
Clayton, MI 63105

Re: **Spartech Corporation**
Form 10-K for the year ended October 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
Form 10-Q for the quarterly period ended January 30, 2010
File No. 1-5911

Dear Mr. Martin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Hagen Ganem, Attorney, at (202) 551-3330, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant